Exhibit 99.1

News Release
NYSE, TSX: NTR

May 9, 2019

Nutrien Shareholders Vote in line with Management’s

Recommendations for All Resolutions

Saskatoon, Saskatchewan - Nutrien Ltd. (“Nutrien”) announced today the results of its annual meeting of shareholders held in Saskatoon, Saskatchewan on May 9, 2019 (the “Meeting”). A total of 459,023,838 common shares, representing 76.83% of common shares outstanding, were represented in person or by proxy at the Meeting.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Nutrien’s 12 director nominees were elected:

	Votes For (percent)	Voted Withheld (percent)
Christopher M. Burley	99.27%	0.73%
Maura J. Clark	97.48%	2.52%
John W. Estey	96.96%	3.04%
David C. Everitt	95.03%	4.97%
Russell K. Girling	99.59%	0.41%
Miranda C. Hubbs	99.71%	0.29%
Alice D. Laberge	99.21%	0.79%
Consuelo E. Madere	99.59%	0.41%
Charles V. Magro	99.25%	0.75%
Keith G. Martell	96.80%	3.20%
Aaron W. Regent	97.36%	2.64%
Mayo M. Schmidt	99.27%	0.73%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Nutrien.

Votes For (percent): 99.49%

Votes Withheld (percent): 0.51%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Nutrien’s approach to executive compensation was approved.

Votes For (percent): 88.45%

Votes Against (percent): 11.55%

Full voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Contact us at: www.nutrien.com

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